410-325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874

Tarsis Completes Estrella Gold Acquisition

Alianza Minerals Ltd. to Launch April 30, 2015

April 29, 2015 – Vancouver, BC Tarsis Resources Ltd. (“Tarsis”) (TSXV-TCC) and Estrella Gold Corporation (“Estrella”) (TSXV-EST) announce that previously released Plan of Arrangement whereby Tarsis was to acquire all the outstanding shares of Estrella on a 1 for 1 basis (the “Arrangement”) is completed. Tarsis also completed a 10 for 1 share consolidation (the “Consolidation”) and changed its name to Alianza Minerals Ltd. (“Alianza”). With the completion of a $750,000 subscription receipt financing (the “Financing”) and the subsequent conversion of the subscription receipts into units as described in further detail below, Alianza will have 13,779,078 common shares outstanding on a post-Consolidation basis, trading on the TSX Venture Exchange under the symbol (TSXV-ANZ) as of April 30, 2015.

“We are very excited to have completed this transaction and to move forward as Alianza Minerals,” stated Jason Weber, President and CEO. “We will be active in some excellent jurisdictions with strong mining and exploration history, balanced with great potential for new grassroots discoveries.”

Alianza will be a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. Highlights include the following:

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Broad base of projects including four in Peru, ten in Nevada, four in Mexico, and five in Yukon

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Flexibility to acquire new projects in the Americas as opportunities arise.

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Management team proficient at leveraging early stage exploration with junior and major company partners.

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Tight share structure backed by several strategic shareholder groups.

“This is a time of opportunity in the mining and exploration sector,” stated Marc Blythe, COO. “The creation of Alianza better allows us to take advantage of some of the opportunities that exist in this sector today.”

Management Team and Board

The management and board is comprised of elements from both companies with complementary technical, corporate and financial skill sets. Management now consists of:

Jason Weber, P.Geo., President, Chief Executive Officer and Director.

Marc Blythe, MBA, P.Eng., Chief Operating Officer and Director.

Winnie Wong, B. Comm. CPA-CA, Chief Financial Officer and Secretary

In addition to Messrs. Blythe and Weber, Alianza’s board will consist of:

Mark T. Brown, B. Comm., CPA-CA, Executive Chairman

Adrian Fleming, BSc., Director

Craig Lindsay, MBA,CFA. , Director

John Wilson, P.Geo., Director

In connection with the closing of the Arrangement, Mark T. Brown resigned as Secretary and Chief Financial Officer of Tarsis, and Marc Blythe resigned as President and Chief Executive Officer of Tarsis. Mr. John Wilson was appointed to the Alianza Board as an additional director in connection with the completion of the Arrangement.

Project Portfolio

Alianza will have four projects in Peru, ten in Nevada, four in Mexico, and five in the Yukon Territory. These projects are focused on large exploration targets that are highly prospective for gold, silver, copper, lead and zinc. One joint venture (the Yanac Joint Venture) is in place with Cliffs Natural Resources Exploration Inc., a wholly-owned subsidiary of Cliffs Natural Resources Inc. (NYSE: CLF) (“Cliffs”), which resulted from a large regional exploration program led by Estrella in southern Peru. Yanac hosts a copper-moly porphyry system exposed over a 1.1 by 1.25 km area of coincident copper and molybdenum mineralization and porphyry-style alteration. Geophysics indicates the system may be more expansive at depth. Due to a change in corporate direction at Cliffs, the project was placed on hold just prior to the first drill test of the target in late 2014. Management will continue to work with Cliffs to advance Yanac.

New projects available for option include three high-sulphidation gold targets in Nevada, Mexico and Peru.

Alianza recently acquired 8 new gold projects in Nevada that were formerly held by Fronteer Gold. These projects have excellent potential and are located in favourable mining areas with good infrastructure. One of Alianza’s first priorities is to prepare these projects for potential partners.

The East Walker project located in Lyon County, Nevada is prospective for high-sulphidation epithermal gold mineralization. Outcrop mapping identified pyrite-rich breccias and vuggy silica intermittently over an area of 600 meters by 200 meters. Extensive clay alteration surrounds the gold mineralization.  Channel sampling by a prior operator reportedly returned 24.4 meters grading 3.39 g/t gold.

The Isy property is located in southern Peru and was recently returned to Alianza by a partner. Isy consists of a 1 by 4 km colour anomaly with areas of silicification (including vuggy silica), argillic and advanced argillic alteration and anomalous gold, silver and pathfinder element geochemistry. Very little work has been done on this prospective target, however sampling and prospecting has yielded rock samples ranging from below detection limit to 0.72 g/t gold and silver from 1.1 to 83.8 g/t.

Financing

In conjunction with the Arrangement, Alianza raised $750,000 by way of the Financing and issued 3 million subscription receipts at a price of $0.25 each (the “Subscription Receipts”). Upon closing of the Arrangement, each Subscription Receipt automatically converted into units consisting of one Alianza common share on a post-Consolidation basis (“Alianza Share”) and one Alianza common share purchase warrant on a post-Consolidation basis (“Alianza Warrant”), with each Alianza Warrant allowing the holder to buy one additional Alianza Share at a price of $0.40 for a period of 3 years. A finder’s fee of $1,500 cash and 6,000 finder’s warrants (the “Finder’s Warrants”) was paid to Redplug Capital Corporation in connection with the Financing. Each Finder’s Warrant allows the holder to buy one Alianza Share at a price of $0.25 for a period of 1 year. All securities have a 4-month hold period expiring August 29, 2015.

The gross proceeds of the Financing will be used for the Company’s working capital, general corporate expenses and to undertake further early stage exploration in certain Nevada, Mexico and Peru properties, and for generating new projects.

Options

All Tarsis and Estrella optionholders have consented to cancel their existing options. The new Board of Alianza has approved to grant a total of 1,298,500 options to its directors, officers, consultants and advisors at an exercise price of $0.25 per option, expiring between October 1, 2015 and August 29, 2020.

With the Arrangement now complete, shares of Estrella are anticipated to be delisted from the TSX Venture Exchange effective prior to the open of business on April 30, 2015. Shareholders of Estrella will receive shares of Alianza to which they are entitled upon delivery to Computershare Investor Services Inc. (“Computershare”) of their Estrella share certificates, completed letters of transmittal and any other documents that may be required. Estrella shareholders are encouraged to contact Computershare for further information concerning the exchange process. Following delisting, Estrella will commence steps to cease to be a reporting issuer in British Columbia and Alberta.

Marc Blythe, MBA, P.Eng., and Jason Weber, BSc, P.Geo, are Qualified Persons as defined by NI 43-101. Mr. Blythe and Mr. Weber prepared the technical information contained in this press release. Mr. Weber is the President and Chief Executive Officer of Alianza and Mr. Blythe is the Chief Operating Officer of Alianza.

On behalf of the Board,

Jason Weber, P. Geo

President and Chief Executive Officer

Alianza Minerals Ltd.

For further information, contact:

Jason Weber, President & CEO

Marc Blythe, COO

Mark T. Brown, Director

Tel: (604) 687-3520

Fax: (888) 889-4874

Neither TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. Statements in this news release, other than purely historical information, including statements relating to Alianza's future plans and objectives or expected results, may include forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things, the date of delisting of Estrella’s shares and Estrella’s application to cease to be a reporting issuer.

These statements reflect Alianza's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Alianza, are inherently subject to significant business and economic uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and Alianza has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, decisions by the TSX Venture Exchange with respect to delisting Estrella’s shares.